Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

Proposed CSC-HPE Enterprise Services Merger Update (August 2016)

We have formally launched our integration planning activities with the joint CSC and HPE Enterprise Services merger integration team. We have made good progress in setting our go-forward agenda, establishing the engagement process and ground rules, and detailing our immediate and long-term priorities.

I reviewed our progress at a high level in my quarterly earnings video that was shared on Monday. Below is a more detailed account, which is the first of a series of periodic updates I will share with you about the merger. We have already covered a number of key areas and I want to share these highlights with you today:

•	The opportunity in front of us

•	Vision and strategy for the merged company (called NewCo, for now)

•	Progress to date, including market feedback and what we’ve learned about the proposed combination

•	The Integration Management Office (IMO) structure

•	Major milestones in the integration process, and

•	How you can help

The Opportunity
Working together toward and completing a merger of this nature – creating a dynamic new company with such scale and potential – is a truly exciting, once-in-a-lifetime opportunity. It’s a challenge that will require a great deal of hard work among all of us. This includes those directly involved in the integration workstreams and those who are fully focused on our day-to-day business success.

Vision and Strategy
Our vision is simple: We will be the #1 pure-play independent global IT services leader in terms of the value we provide to clients, employees, investors and partners.

In the process we want to redefine the IT services space. This is an industry that is ripe to be reinvented, and our combined company will be positioned to lead.

To support that vision, we have four simple strategies, outlined in the slide below.

I want to emphasize our need to reinvest in the new company. We can’t say we’re going to drive innovation or build a next generation workforce unless we are willing to invest.

Progress to Date
Since we announced our intent to merge CSC and HPE Enterprise Services, we have seen positive responses across the board:

•	In my visits with clients, they are supportive and see the benefits of bringing together offerings and capabilities from the two companies;

•	Employees of both organizations are excited to become a part of a dynamic new company with such scale and potential;

•	Our partners are eager to work with us on extending their reach in the market, and

•	Industry analysts and the media have acknowledged the new company’s reach and potential for industry leadership

The interactions so far between CSC and HPE-ES, while fully respecting each other’s competitive interests, have been similarly positive. From a personal perspective, after having spent time with clients, partners and our integration teams, my conviction regarding the strategic rationale behind this merger has only increased.

The IMO Structure
The IMO will lead and coordinate all our integration work. The 11 workstreams that will do the “heavy lifting” of integrating the two organizations are:

1.	Build

2.	Sell

3.	Deliver

4.	India

5.	Supply chain/ procurement

6.	HR

7.	Finance

8.	IT

9.	Legal

10.	Marketing, Branding, Communications

11.	Facilities

Each workstream is co-led by representatives of both CSC and HPE-ES. The Integration Decision Team (IDT) will be the management system for integration, and final decisions related to the integration will be made by the IDT. All integration decisions will be logged by the IMO to avoid confusion or miscommunication.

Major Integration Milestones
We remain on track to conclude this transaction by the end of March 2017, with April 3, 2017 – the start of the new fiscal year – as Day One for the new company. Key milestones in the integration process include:

•	July/August 2016: Define vision, strategy, operating model and broad financial targets.

•	September/October 2016: Refine operating model and dependencies between functions.

•	November/December 2016: Define name and brand architecture. Finalize organization structure.

•	January/February 2017: Finalize HR policies. Announce key individual leadership roles within the agreed organization structure. Finalize facility and location decisions.

•	March 2017: Conclude operational pressure-testing and ensure Day One readiness.

•	April 3, 2017: Day One launch!

How You Can Help
There are several ways that you can help to ensure the success of our integration.

•	Share ideas. If you have thoughts or innovations to share, feel free to reach out to workstream leadership.

•
Participate in things like the culture survey that was sent directly to you from ‘CSC Culture Questionnaire’. We are determined to build a unified, vibrant “One Company” culture and your participation in completing this survey is vitally important. Please be honest: your questionnaire responses will be confidential, and employees from both CSC and HPE-ES are part of this important initiative.

•
Remember that it is business as usual right now. Alongside the promise of our new company, we need to remember that until April 3, we remain separate organizations, with clients to serve, partners to engage, and plans to meet. So we must embrace the challenge and enthusiastically maintain our focus and high performance during the course of the next eight months – in part to stay focused on the needs of our clients and the business, and to maintain positive momentum as we stand up our new company.

As I’ve noted, we have a great deal of work to do to realize our goals. Thank you for your hard work, commitment and dedication. Information on the proposed merger is available via the CSC Forward Together C3 site. We will continue to communicate regularly about our progress and activities, and to seek your thoughts and ideas on the merger along the way.

Thank you for your continued energy, enthusiasm and hard work.

-- Mike

Additional Information and Where to Find It

In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“SpinCo”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of CSC’s most recent Form 10-K  and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.